Exhibit 1

UNITED MEXICAN STATES—RECENT DEVELOPMENTS

     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2003. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

United Mexican States

     Presidential and federal congressional elections in Mexico will be held in July 2006. Recent uncertainty regarding the impeachment and presidential candidacy of Andres Manuel Lopez Obrador has led to political unrest. If Lopez Obrador were found guilty of contempt of court charges that have been filed against him, he could be prevented from running as a candidate for the presidency. The Congress of Mexico City has filed a constitutional controversy with the Supreme Court contesting the impeachment process that was conducted by the Federal Chamber of Deputies. The Federal Chamber of Deputies has also filed a constitutional controversy with the Supreme Court in response to the filing by the Congress of Mexico City. Resolution of these controversies is pending in the Supreme Court. In addition, Mexico's new Attorney General appointed on April 27, 2005, Daniel Cabeza de Vaca, has announced that he will conduct a new review of the contempt of court charges against Lopez Obrador, which were initiated by his predecessor.

The Economy

Gross Domestic Product

     According to preliminary figures, Mexico’s Gross Domestic Product (“GDP”) increased by 4.4% in real terms during 2004, as compared with 2003. The transportation, storage and communications sector grew by 9.7%, the construction sector grew by 5.3%, the financial services, insurance and real estate sector grew by 4.6% and the commerce, hotels and restaurants sector grew by 4.9%, each in real terms. The manufacturing sector grew by 3.8%, the mining, petroleum and gas sector grew by 2.5%, the agriculture, livestock, fishing and forestry sector grew by 4.0%, the electricity, gas and water sector grew by 2.3% and the community, social and personal services sector grew by 1.7%, each in real terms.

Prices and Wages

     Inflation during 2004 was 5.2%, 1.2 percentage points higher than for 2003. Inflation during the first three months of 2005 was 0.8%, 0.8 percentage points lower than for the first three months of 2004.

Interest Rates

     During 2004, interest rates on 28-day Cetes averaged 6.82% and interest rates on 91-day Cetes averaged 7.10%, as compared with average rates on 28-day Cetes and 91-day Cetes of 6.23% and 6.51%, respectively, during 2003. During the first four months of 2005, interest rates on 28-day Cetes averaged 9.20% and interest rates on 91-day Cetes averaged 9.45%, as compared with average rates on 28-day Cetes and 91-day Cetes of 5.70% and 5.73%, respectively, during the same period of 2004. On April 26, 2005, the 28-day Cetes rate was 9.61% and the 91-day Cetes rate was 9.95% .

Principal Sectors of the Economy

Manufacturing

     According to preliminary figures, the manufacturing sector grew by 3.8% during 2004, as compared with 2003. Basic metal industries grew by 6.0%, non-metallic mineral products grew by 5.2%, chemical products, petroleum derivatives, rubber and plastic products grew by 3.8% and paper, paper products and printing grew by 1.9%, each in real terms. Food, beverages and tobacco grew by 2.7%, wood industry and derivatives grew by 0.6%, metallic products, machinery and equipment grew by 5.2%, textiles, garments and leather grew by 1.6% and other manufacturing industries grew by 2.6%, each in real terms.

Petroleum and Petrochemicals

Financial Results for the Year Ended December 31, 2004

     Based on the consolidated results of Petróleos Mexicanos, the subsidiary entities (i.e., Pemex-Exploración y Producción, Pemex-Refinación, Pemex-Gas y Petroquímica Básica and Pemex-Petroquímica (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its consolidated subsidiary companies, “PEMEX”)) and Petróleos Mexicanos’ consolidated subsidiary companies, total sales revenues (expressed in constant pesos with purchasing power at December 31, 2004 and calculated net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”)) for 2004 amounted to Ps. 723.9 billion, an increase of 29.5% as compared with total sales revenues (net of the IEPS Tax) for 2003 of Ps. 558.9 billion.

     Total consolidated export sales increased by 31.5% in peso terms, from Ps. 250.6 billion for 2003 to Ps. 329.6 billion for 2004. Domestic sales (net of the IEPS Tax) increased by 27.9% in 2004, from Ps. 308.4 billion in 2003 to Ps. 394.3 billion in 2004, due to increased unit prices and higher sales volumes.

     In 2004, the net loss of PEMEX, as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 14.1 billion, as compared with a Ps. 42.8 billion net loss for 2003. This 66.9% decrease in losses was attributable primarily to an increase in both export and domestic sales due to higher crude oil and product prices, higher sales volumes, a 372.4% increase in other revenues, net, and a 110.2% decrease in comprehensive financing cost, which was only partially offset by an increase in costs and operating expenses and a 17.5% increase in duties and taxes paid.

     In 2004, PEMEX adopted Bulletin C-15, “Impairment of Assets and their Disposal,” which resulted in a loss of Ps. 1.2 billion attributable to the recognition of the impairment of the carrying value of fixed assets, primarily those of Pemex-Exploration and Production.

     Set forth below is a selected summary of operating data relating to Petróleos Mexicanos and the subsidiary entities.

	Year ended December 31,

	2003	2004

Operating Highlights
Monthly average production
Crude oil (tbpd)	3,363	3,398
Natural gas production (mmcfpd)	4,488	4,576
Refined products (1) (tbpd)	1,556	1,585
Petrochemicals (2) (mtpy)	9,295	10,731

Monthly average crude oil exports (tbpd)
Olmeca	219	221
Isthmus	24	27
Maya (3)	1,617	1,622
Total	1,860	1,870

Value of crude oil exports
(value in millions of U.S. dollars)	16,828	21,230

Monthly average PEMEX crude oil export prices
per barrel (4)(5)
Olmeca	$29.35	$39.34
Isthmus	28.06	38.33
Maya	24.13	29.76
Weighted average price (6)	$24.78	$31.01

Monthly average West Texas Intermediate crude oil
average price per barrel (7)	$ 31.10	$41.49
________________________
Notes: Numbers may not total due to rounding. tbpd = thousands of barrels per day; mmcfpd = millions of cubic feet per day; mtpy = thousands of tons per year
(1)	Includes natural gas liquids of 212 tbpd and 225 tbpd processed by Pemex-Gas and Basic Petrochemicals in
2003 and 2004, respectively.
(2)	Excludes ethane and butane gases.
(3)	Includes Altamira crude oil, which is recorded as a separate category for annual, but not interim, sales.
(4)	Subject to adjustment to reflect the percentage of water in each shipment.
(5)	Average price during period indicated.
(6)	On April 26, 2005, the weighted average price of PEMEX’s crude oil export mix was U.S. $33.46 per barrel.
(7)	On April 26, 2005, the West Texas Intermediate crude oil spot price was U.S. $48.55 per barrel.
Sources: December 2003 and December 2004 Indicadores Petroleros and P.M.I. Comercio Internacional, S.A. de C.V.

Exports and Exports Agreements

     Although Mexico is not a member of Organization of the Petroleum Exporting Countries (“OPEC”), since 1998 it has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices. In September 2004, OPEC announced that it would increase crude oil production by 1 million barrels per day beginning November 1, 2004. In March 2005, OPEC announced that it would raise its oil production ceiling from 27 million barrels per day to 27.5 million barrels per day with immediate effect, and authorized an additional increase in the oil production ceiling of .5 million barrels per day should oil prices remain at their then current level or increase prior to the next extraordinary meeting of OPEC in June. As of this date, Mexico has not announced any revisions to its current levels of crude oil exports as a result of this latest announcement by OPEC.

Equity Structure

     On September 30, 2004, PEMEX received Ps. 12,549 million from the Ministry of Finance as an advance payment of the total amount of reimbursements that PEMEX was to receive from the Duty for Exploration, Gas, Refining and Petrochemical Infrastructure accrued in 2004. As of November 30, 2004, this advance payment was recorded as a line item reflecting a future increase of equity.

     On November 4, 2004, the Board of Directors of Petróleos Mexicanos approved the increase of its equity by any amount that PEMEX receives from the Ministry of Finance in connection with the Duty for Exploration, Gas, Refining and Petrochemical Infrastructure that PEMEX paid to the Mexican Government, subject to the establishment of a trust or to the execution of an agreement with a financial institution to manage these funds.

     On December 15, 2004 and on December 31, 2004, PEMEX received Ps. 8,000 million and Ps. 12,451 million, respectively, from the Ministry of Finance and Public Credit as payments that PEMEX was to receive from the Duty for Exploration, Gas, Refining and Petrochemical Infrastructure that PEMEX paid to the Mexican Government in 2004.

     As a result of these three payments and the execution of an agreement to manage these funds, PEMEX’s equity increased by Ps. 33,000 million in December 2004.

Directors, Senior Management and Employees

     The collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union (the “Union”) is subject to renegotiation every two years, although salaries are reviewed annually. On July 18, 2003, Petróleos Mexicanos and the Union renewed the collective bargaining agreement, effective August 1, 2003 through July 31, 2005. Subsequently, on July 26, 2004, Petróleos Mexicanos and the Union entered into a side agreement, effective August 1, 2004, which provides for a 4% increase in wages and other benefits, as well as an out-of-court settlement of a claim filed in August 2003 by the Union. As of the date of this document, Petróleos Mexicanos and the Union are negotiating an amendment to this side agreement in order to make any adjustments required by applicable regulations and to establish a mechanism for the payment of benefits. This amendment would be subject to the approval of the Board of Directors of Petróleos Mexicanos and the Ministry of Finance and Public Credit.

Legal Proceedings

     In connection with the August 2003 claim filed by the Union against Petróleos Mexicanos before the Federal Council of Conciliation and Arbitration for alleged unpaid benefit payments, the Union and Petróleos Mexicanos agreed to settle this claim out of court and expressly waived any right to further pursue the claim pursuant to the side agreement referenced above under “Directors, Senior Management and Employees.” On August 3, 2004, the Union withdrew its claim from the Federal Council of Conciliation and Arbitration.

     Some Congressmen have questioned the benefits payments agreed between Petróleos Mexicanos and the Union under the side agreement described above. However, as of this date no formal charges or investigations have been commenced against Petróleos Mexicanos or its directors or officers in connection with the agreement.

Financial System Central Bank and Monetary Policy

     At December 31, 2004, the monetary base totaled Ps. 340.2 billion, a 12.0% nominal increase from the level of Ps. 303.6 billion at December 31, 2003. At April 29, 2005, the monetary base totaled Ps. 307.0 billion, a 9.8% nominal decrease from the level of Ps. 340.2 billion at December 31, 2004.

     During 2004, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 4.9% in real terms, as compared with 2003. In addition, checking account deposits denominated in pesos decreased by 1.8% in real terms during 2004, as compared with 2003.

     During 2004, financial savings increased by 8.2% in real terms, as compared with 2003. Savings generated by Mexican residents increased by 7.0% in real terms and savings generated by non-residents increased by 98.2% in real terms during 2004, each as compared with 2003.

     During the first three months of 2005, the M1 money supply increased by 8.6% in real terms, as compared with the same period of 2004. In addition, checking account deposits denominated in pesos increased by 7.1% in real terms during the first three months of 2005, as compared with the same period of 2004.

     During the first three months of 2005, financial savings increased by 7.3% in real terms, as compared with the same period of 2004. Savings generated by Mexican residents increased by 6.7% in real terms and savings generated by non-residents increased by 30.2% in real terms during the first three months of 2005, each as compared with the same period of 2004.

     Banco de México utilizes the “short” mechanism to induce necessary changes in interest rates to achieve inflation objectives. Banco de México increased the “short” on nine occasions during 2004, from Ps. 25 million to Ps. 29 million on February 20, 2004, from Ps. 29 million to Ps. 33 million on March 12, 2004, from Ps. 33 million to Ps. 37 million on April 27, 2004, from Ps. 37 million to Ps. 41 million on July 23, 2004, from Ps. 41 million to Ps. 45 million on August 27, 2004, from Ps. 45 million to Ps. 51 million on September 24, 2004, from Ps. 51 million to Ps. 57 million on October 22, 2004, from Ps. 57 million to Ps. 63 million on November 26, 2004 and from Ps. 63 million to Ps. 69 million on December 10, 2004. These increases were made in response to internal and external factors that threatened the achievement of the 3.0% inflation target for 2004. Banco de México has increased the “short” on three occasions during 2005, from Ps. 69 million to Ps. 75 million on January 28, 2005, from Ps. 75 million to Ps. 77 million on February 25, 2005 and from Ps. 77 million to Ps. 79 million on March 23, 2005.

     In 2005, Banco de México has on two occasions established a minimum interest rate for its overnight lending to financial institutions in an effort to strengthen the effect of the “short” in controlling inflation. On January 31, 2005, Banco de México set a minimum interest rate of 8.90% for overnight lending and on February 3, 2005, it set a minimum interest rate of 9.15% for overnight lending.

Regulation

     At the end of 2004, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 27,031 million, as compared with Ps. 31,116 million at December 31, 2003. The total loan portfolio of the banking system increased by 3.7% in real terms during 2004, as compared with 2003. The past-due loan ratio of commercial banks was 2.51% at December 31, 2004, as compared with the 3.15% past-due loan ratio at December 31, 2003. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 54,543 million at December 31, 2004, as compared with Ps. 51,999 million at December 31, 2003. At this level, commercial banks have reserves covering 202% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

The Securities Market

     At December 31, 2004, the Stock Market Index stood at 12,917.9 points, representing a 46.9% increase from the level of 8,795.3 points at December 31, 2003. At May 2, 2005, the Stock Market Index stood at 12,424.95 points, representing a 3.8% decrease from the level at December 31, 2004.

External Sector of the Economy
Foreign Trade

     During 2004, according to preliminary figures, Mexico registered a trade deficit of U.S. $8.5 billion, as compared with a trade deficit of U.S. $5.8 billion during 2003. Merchandise exports increased by 14.5% during 2004, to U.S. $188.6 billion, as compared with U.S. $164.8 billion during 2003. During 2004, petroleum exports increased by 27.2%, while non-petroleum exports increased by 12.9%, each as compared with 2003.

     During 2004, according to preliminary figures, total imports grew by 15.6% to U.S. $197.2 billion, as compared with U.S. $170.5 billion for 2003. During 2004, imports of intermediate goods increased by 15.8%, imports of capital goods increased by 11.8% and imports of consumer goods increased by 17.9%, each as compared with 2003.

     During the first three months of 2005, according to preliminary figures, Mexico registered a trade deficit of U.S. $1.8 billion, as compared with a trade deficit of U.S. $0.5 billion during the first three months of 2004. Merchandise exports increased by 8.6% during the first three months of 2005, to U.S. $46.9 billion, as compared with U.S. $43.2 billion during the same period of 2004. During the first three months of 2005, petroleum exports increased by 28.5%, while non-petroleum exports increased by 6.0%, each as compared with the same period of 2004.

     During the first three months of 2005, according to preliminary figures, total imports grew by 11.6% to U.S. $48.8 billion, as compared with U.S. $43.7 billion during the same period of 2004. During the first three months of 2005, imports of intermediate goods increased by 8.4%, imports of capital goods increased by 17.7% and imports of consumer goods increased by 26.0%, each as compared with the first three months of 2004.

Balance of International Payments

     According to preliminary figures, during 2004, Mexico’s current account registered a deficit of 1.3% of GDP, or U.S. $8.7 billion, a 1.5% increase in nominal terms as compared with 2003. The capital account surplus for the same period totaled U.S. $13.7 billion, a 24.1% decrease in nominal terms as compared with 2003.

     Under the new mechanism to moderate the rate of accumulation of international reserves adopted on March 12, 2004 that commenced on May 3, 2004, on October 19, 2004, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from November 1, 2004 to January 31, 2005 would be U.S. $22.0 million. On January 18, 2005, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from February 1, 2005 to April 29, 2005 would be U.S. $23.0 million. On April 19, 2005, Banco de México announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from May 2, 2005 to July 29, 2005 will be U.S. $15.0 million.

     At April 22, 2005, Mexico’s international reserves totaled U.S. $60.1 billion, a decrease of U.S. $1.4 billion from the level at December 31, 2004. The net international assets of Banco de México totaled U.S. $63.3 billion at April 22, 2005, a decrease of U.S. $1.0 billion from the level at December 31, 2004.

Direct Foreign Investment in Mexico

     According to preliminary figures, net foreign investment in Mexico totaled U.S. $24.2 billion during 2004, and was composed of direct foreign investment totaling U.S. $16.6 billion and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $7.6 billion.

Exchange Controls and Foreign Exchange Rates

     The peso/U.S. dollar exchange rate announced by Banco de México on May 2, 2005 (to take effect on the second business day thereafter) was Ps. 11.0271 = U.S. $1.00

Public Finance
2005 Budget and Fiscal Package

     On November 13, 2004, the Congress approved the Federal Annual Revenue Law for 2005 and on November 18, 2004, the Chamber of Deputies approved the Federal Expenditure Decree for 2005 (as passed, together with the Federal Annual Revenue Law for 2005 as passed, the “2005 Budget”). The 2005 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.22% of GDP for 2005.

     The 2005 Budget as originally proposed to Congress was based on an estimated weighted average price of Mexico’s oil exports of U.S. $23.00 per barrel. Congress’s upward revision to U.S. $27.00 per barrel and the 2005 Budget’s estimated volume of oil exports of 1,900 thousand barrels per day resulted in Ps. 41.7 billion of additional revenues with respect to the original proposal. The 2005 Budget as originally proposed to Congress contemplated a public sector deficit as a percentage of GDP of 0.1% . Congress revised the proposal to provide for a public sector deficit of 0.22% of GDP.

     Subsequent to the passing of the Federal Expenditure Decree for 2005 by the Chamber of Deputies, the President on December 21, 2004 submitted a filing to the Supreme Court of Mexico contesting the limitations of the powers of the Executive with respect to the budget approval process and the reallocation of certain expenditures set forth in the Federal Expenditure Decree for 2005, which represent amounts allocated by the President in the proposal to certain federal programs and entities and shifted by Congress to fund programs administered in certain cases by the states. The President’s filing with the Supreme Court requested that the court rule, among other things, that the President has the power to eliminate changes made by the Chamber of Deputies to the original Federal Expenditure Decree as proposed by the President and submitted to the Chamber of Deputies. On December 22, 2004, the Supreme Court granted an interim ruling suspending until a further ruling is issued by the Supreme Court the carrying out of specific works projects, services and transfers within the expenditures contested by the President and which account for up to Ps. 4.2 billion of expenditures. The Supreme Court has not yet issued a further ruling, but the period for presentation of arguments in the case will begin on May 9, 2005. The Supreme Court has rejected two petitions filed by the Chamber of Deputies formally contesting the Supreme Court’s interim ruling.

     The results for 2003 and 2004, the revised budget assumptions and targets for 2004 and the budget assumptions and targets for 2005, as set forth in the 2005 Budget passed by Congress, are set forth below.

2003 and 2004 Results;
2004 Revised Budget Assumptions and Targets;
2005 Budget Assumptions and Targets

	2003 Results	2004 Budget	2004 Results	2005 Budget

Real GDP growth (%)	1.3 (1)	3.1	4.4(1)	3.8
Increase in the national consumer
price index (%)	3.98	3.0	5.19	3.0
Average export price of Mexican oil
mix (U.S. $/barrel)	24.77	20.00	31.01	27.00
Current account deficit as % of GDP	1.5(1)	2.6	1.3(1)	2.1
Average exchange rate (Ps./$1.00)	10.79	11.2	11.29	11.6
Average rate on 28-day Cetes (%)	6.23	6.5	6.82	7.8
Public sector balance as % of GDP	(0.62) (1)	(0.3)	(0.26)(1)	(0.2)
Primary balance as % of GDP	2.20(1)	2.7	2.49(1)	N/A
Public sector borrowing requirement(2)	(2.54)(1)	2.7	1.78(1)	2.2

(1)	Preliminary.
(2)	Includes the public sector balance (comprising the Government and budget controlled agencies) as well as financing needs of the national development banks, the Bank Savings Protection Institute (IPAB) and certain other public sector agencies and enterprises.
N/A = Not available.
Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

     According to preliminary figures, during 2004, the public sector overall balance registered a surplus of Ps. 19.7 billion, 55.6% lower in real terms than the Ps. 42.5 billion surplus registered in 2003. The primary balance amounted to a surplus of Ps. 189.9 billion, 26.1% higher in real terms as compared with 2003.

     During the first three months of 2005, the public sector overall balance registered a surplus of Ps. 26.4 billion, 46.4% lower in real terms than the Ps. 47.2 billion surplus registered in the first three months of 2004. The primary balance amounted to a surplus of Ps. 81.4 billion, 20.8% lower in real terms as compared with the first three months of 2004.

Public Debt Internal Debt

     Internal debt of the Government as presented herein on a net basis includes Banco de México’s general account balance (which was positive at March 31, 2005, indicating monies owed to the Government). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México nor debt issued by Banco de México for its use in regulating liquidity (“Regulación Monetaria”). The internal debt of the Government does not include the debt of budget and administratively controlled agencies.

     At December 31, 2004, the net internal debt of the Mexican Government totaled Ps. 1,030.0 billion, as compared with the Ps. 927.1 billion outstanding at December 31, 2003. At December 31, 2004, the gross internal debt of the Government totaled Ps. 1,099.2 billion, as compared with Ps. 1,011.9 billion at December 31, 2003. The Government’s financing costs on internal debt totaled Ps. 85.7 billion during 2004, an increase of 5.1% in nominal terms as compared with 2003. The Government’s financing costs on internal debt totaled Ps. 19.6 billion during the first three months of 2005, a decrease of 2.6% in nominal terms as compared with the same period of 2004.

     At March 31, 2005, the net internal debt of the Mexican Government totaled Ps. 1,031.7 billion, as compared with the Ps. 1,030.0 billion outstanding at December 31, 2004. At March 31, 2005, the gross internal debt of the Government totaled Ps. 1,127.7 billion, as compared with Ps. 1,099.2 billion at December 31, 2004.

External Debt

     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector.

     Outstanding gross external debt increased by approximately U.S. $0.2 billion during 2004, from U.S. $79.0 billion at December 31, 2003 to U.S. $79.2 billion at December 31, 2004. Of this amount, U.S. $77.1 billion represented long-term debt and U.S. $2.1 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $6.8 billion during 2004, a 2.9% decrease in nominal terms as compared with 2003.

     Outstanding gross external debt increased by approximately U.S. $0.04 billion during the first three months of 2005, from U.S. $79.2 billion at December 31, 2004 to U.S. $79.3 billion at March 31, 2005. Of this amount, U.S. $75.5 billion represented long-term debt and U.S. $3.8 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $2.3 billion during the first three months of 2005, a 7.5% increase in nominal terms as compared with the same period of 2004.

     At March 31, 2005, commercial banks held approximately 3.7% of Mexico’s total public sector external debt (excluding bonds issued in debt exchange transactions), multilateral and bilateral creditors (excluding the IMF) held 23.4%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held 69.7% and others held the remaining 3.3% .

     Mexico issued €750,000,000 of its 5.500% Global Notes due 2020 on November 15, 2004 and U.S. $1,000,000,000 of its 6.625% Global Notes due 2015 on January 7, 2005. On December 30, 2004, the Pemex Project Funding Master Trust completed an exchange offer pursuant to which the Pemex Project Funding Master Trust issued U.S. $158,353,000 of its 9.00% Guaranteed Notes due 2007, U.S. $399,619,000 of its 8.85% Guaranteed Notes due 2007, U.S. $439,011,000 of its 9 3/8% Guaranteed Notes due 2008, U.S. $324,220,000 of its 9¼% Guaranteed Bonds due 2018, U.S. $228,735,000 of its 8.625% Guaranteed Bonds due 2023, U.S. $354,477,000 of its 9.50% Guaranteed Bonds due 2027 and U.S. $403,746,000 of its 9.50% Guaranteed Puttable or Mandatory Exchangeable Securities (“POMESSM”) due 2027, in exchange for an equal principal amount of corresponding 9.00% Guaranteed Notes due 2007, 8.85% Global Guaranteed Notes due 2007, 9 3/8% Global Guaranteed Notes due 2008, 9¼% Global Guaranteed Bonds due 2018, 8.625% Bonds due 2023, 9.50% Global Guaranteed Bonds due 2027 and 9.50% Puttable or Mandatory Exchangeable Securities (“POMESSM”) due 2027 (collectively, the “old securities”) issued by Petróleos Mexicanos, and pursuant to which the Pemex Project Funding Master Trust made early participation payments totaling U.S. $5,713,665. The Pemex Project Funding Master Trust has delivered to Petróleos Mexicanos a portion of the old securities acquired by it in the exchange offers and intends to deliver, over time, the remaining old securities acquired by it in the exchange offers, in exchange for payments equal to the market value of the relevant old securities at the time of such delivery. On February 24, 2005, the Pemex Project Funding Master Trust issued €1,000,000,000 of its 5.50% Notes due 2025, which are guaranteed by Petróleos Mexicanos.